4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000
FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

Kirstin Pace Salzman DIRECT: (816) 983-8316	DIRECT FAX: (816) 983-8080 E-MAIL: ksalzman@blackwellsanders.com

June 30, 2005

VIA EDGAR AND E-MAIL

Mr. Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger and Acquisitions
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Aquila, Inc.
  Schedule TO-1/A

  Filed on June 22, 2005
  File No. 005-40720 ("  Schedule TO")
  Registration Statement on Form S-4/A
  Filed on June 22, 2005
  File No. 333-125441 ("  Registration Statement")

Dear Mr. Werbitt:

        On behalf of Aquila, Inc. (the "Company"), in connection with the above-referenced Schedule TO and Registration Statement, we are writing in response to the Staff's comments on the Schedule TO and Registration Statement as set forth in your letter of June 29, 2005. For your convenience, we have repeated the substance of each comment along with the Company's response thereto.

        The Company has filed today via EDGAR Amendment No. 2 to the Schedule TO and Pre-Effective Amendment No. 2 to the Registration Statement.

KANSAS CITY, MISSOURI    •    ST. LOUIS, MISSOURI    •    OVERLAND PARK, KANSAS     •    OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI    •    EDWARDSVILLE, ILLINOIS    •    WASHINGTON, D.C.    •    LONDON, UNITED KINGDOM

AFFILIATES: LEEDS    •    MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Mr. Jeffrey B. Werbitt
June 30, 2005

        The following constitute the Company's specific responses to the Staff's comments on the Schedule TO and Registration Statement:

Registration Statement on Form S-4/A

Questions and answers about the Premium Offer, page 12

  Will we accept all validly tendered PIES?, page 14

  1.
  We refer you to prior comment 6. Your amended disclosure states that Aquila may delay acceptance of validly tendered PIES "if any condition to the premium offer has not been satisfied." Please confirm that you will extend the offer in the event any condition, other than the receipt of government approval, is not satisfied.

        The Prospectus has been revised (i) to eliminate the ability of the Company to delay acceptance of validly tendered PIES if any condition to the premium offer has not been satisfied and (ii) to clarify that the Company has the right to terminate or extend the premium offer if any condition to the premium offer is not satisfied.

United States Federal Income Tax Consequences, page 62

  2.
  We refer you to your amended disclosure on the top of page 63. More specifically, you disclose that the investor may not rely upon this discussion for purposes of avoiding penalties. Please be advised that the opinion may not contain disclaimers that state that security holders are not entitled to rely on the opinion. Please revise and advise.

        The Prospectus has been revised to eliminate the statement that an investor may not rely on the tax discussion for purposes of avoiding penalties.

        Should you have any questions or comments regarding the foregoing, please call the undersigned at (816) 983-8316.

                      Sincerely,

                      /s/  KIRSTIN PACE SALZMAN

                      Kirstin Pace Salzman

KPS/dg

cc:
Christopher M. Reitz, Esq., Aquila, Inc.
William S. Lamb, Esq., LeBoeuf, Lamb, Green & McRae, L.L.P.